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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED
(Name of the Issuer)

CHINA PETROLEUM & CHEMICAL CORPORATION
BEIJING FEITIAN PETROCHEMICAL CO., LTD.
(Name of Person(s) Filing Statement)

AMERICAN DEPOSITARY SHARES, ORDINARY H SHARES
PAR VALUE RMB1.00 PER SHARE
(Title of Class of Securities)

82935N107
(CUSIP Number of Class of Securities)

China Petroleum & Chemical Corporation Tonghai Chen No. 6A, Huixin East Street, Chaoyang District, Beijing 100029, PRC (86-10) 6499-9295	Beijing Feitian Petrochemical Co., Ltd. Lisheng Wang No. 6A, Huixin East Street, Chaoyang District, Beijing 100029, PRC (86-10) 6499-0008	Sinopec Beijing Yanhua Petrochemical Company Limited Yongjian Wang No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, PRC (86-10) 6934-5924

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications on
Behalf of Person(s) Filing Statement)

Copies to:

Gregory Miao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F Tower Two, Lippo Centre 89 Queensway, Central Hong Kong (852) 2820-0700	Sherry Yin, Esq. Coudert Brothers LLP 22th Floor, South Tower Beijing Kerry Center, Chaoyang District, Beijing 100020, PRC (86-10) 8529-8778

        This statement is filed in connection with (check the appropriate box):

  (a)
  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  (b)
  ☐ The filing of a registration statement under the Securities Act of 1933.

  (c)
  ☐ A tender offer.

  (d)
  ☒ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*):	Amount of Filing Fee(**)
$495,880,000	$58,365.08
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	Not Applicable
Filing Party:	Not Applicable
Form or Registration No:	Not Applicable
Date Filed:	Not Applicable

(*)
Calculated in accordance with Exchange Act Rule 0-11(b)(1)solely for the purpose of determining the filing fee by multiplying US$0.49 (the U.S. dollar equivalent cash merger consideration of HK$3.80 for each Beijing Yanhua's ordinary H share based on the exchange rate of US$1.00=HK$7.7962 as quoted by the Federal Reserve Bank of New York on December 21, 2005) with 1,012,000,000 issued and outstanding ordinary H shares of Beijing Yanhua as of January 14, 2005.

(**)
Calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005, equals $117.70 per million of the aggregate Transaction Valuation calculated above.

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is being filed with the Securities and Exchange Commission (the "SEC") by (i) China Petroleum & Chemical Corporation ("Sinopec Corp."), a company incorporated under the laws of the People's Republic of China, (ii) Beijing Feitian Petrochemical Co., Ltd. ("Beijing Feitian") and (iii) Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Statement relates to a proposed merger (the "Merger") pursuant to an Agreement of Merger by Absorption (the "Merger Agreement"), dated as of December 29, 2004, by and between Beijing Feitian and Beijing Yanhua, as amended by an Amendment dated January 14, 2005 (such merger agreement as so amended, the "Merger Agreement"). According to the Merger Agreement, Beijing Yanhua will be merged with and into Beijing Feitian and Beijing Feitian will be the surviving company. Beijing Yanhua will cease to exist and the holders of Beijing Yanhua's ordinary shares will receive HK$3.80 for each ordinary H share (approximately US$24.37 per American Depositary Share representing H shares, based upon on the exchange rate of US$1.00=HK$7.7962 as quoted by the Federal Reserve Bank of New York on December 21, 2004).

        A Shareholder Circular, dated January 17, 2005, including all annexes thereunto (the "Shareholder Circular") is being delivered to the shareholders of Beijing Yanhua in connection with the solicitation of their votes to adopt and approve the Merger and the Merger Agreement. The Shareholder Circular is attached hereto under Exhibit (a)(5)(v). The Shareholder Circular contains certain information required to be included in response to the Items of this Statement and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The responses to each Item herein are qualified in their entirety by reference to the information contained in the Shareholder Circular.

        The information contained in this Statement and/or the Shareholder Circular concerning Sinopec Corp. and Beijing Feitian was supplied by Sinopec Corp. and Beijing Feitian only, and Beijing Yanhua takes no responsibility for the accuracy or completeness of such information. The information contained in this Statement and/or the Shareholder Circular concerning Beijing Yanhua was supplied by Beijing Yanhua only, and Sinopec Corp. and Beijing Feitian take no responsibility for the accuracy or completeness of such information.

ITEM 1. SUMMARY TERM SHEET

        The information set forth in "Questions and Answers about the Merger" and "Summary—The Merger" of the Shareholder Circular is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)   The information set forth in "Summary—The Companies" in the Shareholder Circular is incorporated herein by reference.

        (b)   The information set forth under "Comparative Stock Prices and Dividends" and "Securities Ownership of Certain Beneficial Owners and Management Ownership of Securities of Beijing Yanhua and Sinopec Corp." of the Shareholder Circular is incorporated herein by reference.

        (c)   The information set forth in "Comparative Stock Prices and Dividends" of the Shareholder Circular is incorporated herein by reference.

        (d)   The information set forth in "Comparative Stock Prices and Dividends" of the Shareholder Circular is incorporated herein by reference.

        (e)   Not applicable.

        (f)    Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a)   The information set forth in "Summary—The Companies", "The Companies—Sinopec Corp., Beijing Feitian and Beijing Yanhua", "Questions and Answers about the Merger" and Annex I "Schedule of Directors and Executive Officers of Beijing Yanhua, Sinopec Corp., Beijing Feitian and CPC" of the Shareholder Circular is incorporated herein by reference. Beijing Yanhua is the subject company. Sinopec Corp. and Beijing Feitian are Beijing Yanhua's affiliates due to share ownership. Sinopec Corp. wholly owns Beijing Feitian and also owns 70% of the issued and outstanding ordinary shares of Beijing Yanhua.

        (b)   The information set forth in "Summary—The Companies" and "The Companies" of the Shareholder Circular is incorporated herein by reference.

        (c)   The information set forth in Annex I "Schedule of Directors and Executive Officers of Beijing Yanhua, Sinopec Corp., Beijing Feitian and CPC" to the Shareholder Circular is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)   (1) Not applicable.

          (2)(i)-(v)    The information set forth in "Question and Answers about the Merger", "Summary—The Merger", "Special Factors Regarding the Merger—Background of the Merger", "Special Factors Regarding the Merger—Sinopec Corp's and Beijing Feitian's Reasons for the Merger", "Special Factors Regarding the Merger—Beijing Yanhua's Reasons for the Merger", "Special Factors Regarding the Merger—Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger, "The Special General Meetings—Quorum and Required Vote", "Certain Provisions of the Merger Agreement" in the Shareholder Circular is incorporated herein by reference.

          (2)(vi)    Not material.

          (2)(vii)    The information set forth in "Special Factors Regarding the Merger—Material U.S. Federal Income Tax Consequences" in the Shareholder Circular is incorporated herein by reference.

        (c)   The information set forth under "Summary—The Merger—Payment of Merger Consideration", "Certain Provisions of the Merger Agreement—Payment of the Merger Consideration" and "Certain Provisions of Merger Agreement—Conversion of Beijing Yanhua Domestic Shares" in the Shareholder Circular is incorporated herein by reference.

        (d)   The information set forth under "Summary—The Merger", "Certain Provisions of the Merger Agreement—Dissenting Beijing Yanhua Shares", "The Special General Meetings—Dissenting Beijing Yanhua Shareholders" and Annex A "Chairman's Letter—Summary of the Proposal" in the Shareholder Circular is incorporated herein by reference.

        (e)   The information set forth in "The Special General Meetings—Solicitation of Proxies and Expenses" of the Shareholder Circular is incorporated herein by reference.

        (f)    Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)   (1)    Transactions.    The information set forth under "Special Factors Regarding the Merger—Transactions between Beijing Yanhua and its Affiliates" and Annex E "Financial Information Relating

to Beijing Yanhua—Related Party Transactions" in the Shareholder Circular is incorporated herein by reference.

        (a)   (2)    None.

        (b)   (1)-(6)    The information set forth under "Special Factors Regarding the Merger—Background of the Merger" and "Special Factors Regarding The Merger—Transactions between Beijing Yanhua and its Affiliates" in the Shareholder Circular is incorporated herein by reference.

        (c)   The information set forth under "Special Factors Regarding the Merger—Background of the Merger" and "Special Factors Regarding the Merger—Transactions between Beijing Yanhua and its Affiliates" in the Shareholder Circular is incorporated herein by reference.

        (e)   None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (b)   Not applicable.

        (c)(1)-(7)     The information set forth under "Summary—The Merger", "Certain Provisions of the Merger Agreement" and "Future Intentions of Sinopec Corp." and Annex A "Chairman's Letter—Introduction" in the Shareholder Circular is incorporated herein by reference.

        (c)(8)     Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        (a)-(c)     The information set forth under "Questions and Answers about the Merger", "Special Factors Regarding the Merger—Background of the Merger", "Special Factors Regarding the Merger—Sinopec Corp's and Beijing Feitian's Reasons for the Merger", "Special Factors Regarding the Merger—Beijing Yanhua's Reasons for the Merger", "Special Factors Regarding the Merger—Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger" and "Special Factors Regarding the Merger—Reason for the Structure of the Merger" in the Shareholder Circular is incorporated herein by reference.

        (d)   The information set forth under "Questions and Answers about the Merger", "Summary—The Merger", "Special Factors Regarding the Merger—Possible Detriments of the Merger", "Special Factors Regarding the Merger—Material U.S. Federal Income Tax Consequences" and "Certain Provisions of the Merger Agreement—Payment of the Merger Consideration" in the Shareholder Circular is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

        (a)-(e)     The information set forth under "Special Factors Regarding the Merger—Background of the Merger", "Special Factors Regarding the Merger—Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger", "Special Factors Regarding the Merger—Recommendation of Beijing Yanhua Board", —"Special Factors Regarding the Merger—Recommendation of Beijing Yanhua Independent Board Committee" and "The Special General Meetings" in the Shareholder Circular is incorporated herein by reference.

        (f)    None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

        (a)   The information set forth under "Special Factors Regarding the Merger—Background of the Merger", "Special Factors Regarding the Merger—Opinion of Sinopec Corp's Financial Advisors", "Special Factors Regarding the Merger—Opinion of Independent Financial Advisor" and Annex B "Letter from the Beijing Yanhua Independent Board Committee—Advice from the Independent Financial Advisor" in the Shareholder Circular is incorporated herein by reference.

        (b)   (1)-(6)    The information set forth under "Special Factors Regarding the Merger—Background of the Merger", "Special Factors Regarding the Merger—Opinion of Sinopec Corp's Financial Advisors" and "Special Factors Regarding the Merger—Opinion of Independent Financial Advisor" in the Shareholder Circular is incorporated herein by reference.

        (c)   The opinions are included in the Shareholder Circular and were mailed to the shareholders of Beijing Yanhua on January 17, 2005. The opinions may be inspected and copied by any interested equity security holder of Beijing Yanhua (or their representative who has been so designated in writing) during regular business hours at 39th Floor, Gloucester Tower, The Landmark, Central, Hong Kong

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   The information set forth under "Questions and Answers about the Merger" and "Special Factors Regarding the Merger—Source of Funds for the Payment of Merger Consideration" in the Shareholder Circular is incorporated herein by reference.

        (b)   The information set forth in "Special Factors Regarding the Merger—Source of Funds for the Payment of Merger Consideration" in the Shareholder Circular is incorporated herein by reference. There are no alternative financing arrangements or plans in the event that the primary financing plans fall through.

        (c)   The information set forth under "Special Factors Regarding the Merger—Opinion of Sinopec Corp's Financial Advisors", "Special Factors Regarding the Merger—Opinion of Independent Financial Advisor" and "Fees and Expenses" in the Shareholder Circular is incorporated herein by reference.

        (d)   (1) and (2)    The information set forth under "Special Factors Regarding the Merger—Source of Funds for the Payment of Merger Consideration" in the Shareholder Circular is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF SUBJECT COMPANY

        (a)   The information set forth under "Securities Ownership of Certain Beneficial Owners and Management Ownership of Securities of Beijing Yanhua and Sinopec Corp." in the Shareholder Circular is incorporated herein by reference.

        (b)   The information set forth in "Special Factors Regarding the Merger—Source of Funds for the Payment of Merger Consideration" in the Shareholder Circular is incorporated herein by reference. There are no alternative financing arrangements or plans in the event that the primary financing plans fall through.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

        (d)   The information set forth under "The Special General Meetings—Quorum and Required Vote" in the Shareholder Circular is incorporated herein by reference.

        (e)   The information set forth under "Special Factors Regarding the Merger—Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger" in the Shareholder Circular is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

        (a)    (1)    Information set forth under "Where to Find More Information" and Annex E "Financial Information Relating to Beijing Yanhua" in the Shareholder Circular is incorporated herein by reference.

          (2)   Not applicable.

          (3)   The information set forth under "Selected Historical Financial Data "in the Shareholder Circular is incorporated herein by reference.

          (4)   The information set forth under "Selected Historical Financial Data" in Shareholder Circular is incorporated herein by reference.

        (b)   Not material.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   The information set forth in "The Special General Meetings—Solicitation of Proxies and Expenses" in the Shareholder Circular is incorporated herein by reference.

        (b)   None.

ITEM 15. ADDITIONAL INFORMATION

        (b)   Not applicable.

ITEM 16. EXHIBITS

(a)(5)(i)	Notice of Special General Meeting (incorporated by reference to Annex G to the Shareholder Circular).
(a)(5)(ii)	Notice of Special General Meeting of Independent Beijing Yanhua Shareholders (incorporated by reference to Annex H to the Shareholder Circular).
(a)(5)(iii)	Proxy Form for the Special General Meeting to be held on March 4, 2005.
(a)(5)(iv)	Proxy Form for the Special General Meeting of Independent Shareholders to be held on March 4, 2005.
(a)(5)(v)	Shareholder Circular, dated January 17, 2005.
(b)(i)	Credit Agreement, dated November 16, 2004, between Bank of China and Sinopec Corp.
(b)(ii)	Conformation letter, dated December 28, 2004, issued to Sinopec Corp. by Bank of China.
(c)(i)	Opinion of Financial Advisors to Sinopec Corp (incorporated by reference to Annex C to the Shareholder Circular).
(c)(ii)	Written presentations by Independent Financial Advisor to Beijing Yanhua Independent Board Committee presented on December 29, 2004 and January 9, 2005, respectively.
(c)(iii)	Opinion of Independent Financial Advisor to Beijing Yanhua Independent Board Committee (incorporated by reference to Annex D to the Shareholder Circular).
(d)(i)	Agreement of Merger by Absorption, dated December 29, 2004, by and between Beijing Feitian and Beijing Yanhua (English translation is incorporated by reference to Annex F to the Shareholder Circular).
(d)(ii)
Amendment to Agreement of Merger by absorption, dated January 14, 2005, by and between Beijing Feitian and Beijing Yanhua (English translation is incorporated by reference to Annex F to the Shareholder Circular).
(f)
Detailed statement describing dissenting Beijing Yanhua Shareholders' right to demand purchase of their shares at a "fair price" (incorporated by reference to the information under "The Special General Meetings—Dissenting Beijing Yanhua Shareholders" of the Shareholder Circular).
(g)	Not applicable.

7

SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

China Petroleum & Chemical Corporation
	By:	/s/ Tonghai Chen
		Name:	Tonghai Chen
		Title:	Chairman of the Board of Directors
BEIJING FEITIAN PETROCHEMICAL CO., LTD.
	By:	/s/ Lisheng Wang
		Name:	Lisheng Wang
		Title:	Chairman of the Board of Directors
SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED
	By:	/s/ Yongjian Wang
		Name:	Yongjian Wang
		Title:	Chairman of the Board of Directors
Dated: January 18, 2005

INDEX TO EXHIBITS

(a)(5)(i)	Notice of Special General Meeting (incorporated by reference to Annex G to the Shareholder Circular).
(a)(5)(ii)	Notice of Special General Meeting of Independent Beijing Yanhua Shareholders (incorporated by reference to Annex H to the Shareholder Circular).
(a)(5)(iii)	Proxy Form for the Special General Meeting to be held on March 4, 2005.
(a)(5)(iv)	Proxy Form for the Special General Meeting of Independent Shareholders to be held on March 4, 2005.
(a)(5)(v)	Shareholder Circular, dated January 17, 2005.
(b)(i)	Credit Agreement, dated November 16, 2004, between Bank of China and Sinopec Corp.
(b)(ii)	Conformation letter, dated December 28, 2004, issued to Sinopec Corp. by Bank of China.
(c)(i)	Opinion of Financial Advisors to Sinopec Corp (incorporated by reference to Annex C to the Shareholder Circular).
(c)(ii)	Written presentations by Independent Financial Advisor to Beijing Yanhua Independent Board Committee presented on December 29, 2004 and January 9, 2005, respectively.
(c)(iii)	Opinion of Independent Financial Advisor to Beijing Yanhua Independent Board Committee (incorporated by reference to Annex D to the Shareholder Circular).
(d)(i)	Agreement of Merger by Absorption, dated December 29, 2004, by and between Beijing Feitian and Beijing Yanhua (English translation is incorporated by reference to Annex F to the Shareholder Circular).
(d)(ii)
Amendment to Agreement of Merger by absorption, dated January 14, 2005, by and between Beijing Feitian and Beijing Yanhua (English translation is incorporated by reference to Annex F to the Shareholder Circular).
(f)
Detailed statement describing dissenting Beijing Yanhua Shareholders' right to demand purchase of their shares at a "fair price" (incorporated by reference to the information under "The Special General Meetings—Dissenting Beijing Yanhua Shareholders" of the Shareholder Circular).
(g)	Not applicable.

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CALCULATION OF FILING FEE
INTRODUCTION
SIGNATURES
INDEX TO EXHIBITS